CONTROLADORA COMERCIAL MEXICANA ("CCM") ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2002.

(Mexico City, February 27, 2003) Controladora Comercial Mexicana (BMV: "Comerci"; NYSE: "MCM") announced on this date its Fourth Quarter 2002 results.

Year 2002 was, according to our historical records, the most difficult in terms of sales performance ever. Last year the Company decreased 10.3% in same store sales. The fourth individual quarter presented 5.4% decrease compared to same period in 2001.

This decrease was mainly result of a combination of a broad range of negative factors that affected our sales performance. Among them we want to point out the following as relevant:

  The first and most important consideration was, the change in pricing that we conducted during this year from, our for many years well known commercial strategy, based on striking and appealing promotions and discounts, to a permanent low prices campaign.

  The economy did not improve at all during the year. During the Christmas season we noticed a more intense conservative attitude from our customers. We felt consumption was simply postponed until the economy recovered.

  It was in the central part of the country where last year we felt a more intense increase in competition resulting in a drop of 13.6% in SSS. The rest of the country had practically the same performance decreasing between 9.3% and 12.5% with exception of the metropolitan area where we had the best performance, decreasing 6.7%.

  By format, the most affected was Comercial Mexicana. Mega and Bodega had practically the same performance. Sumesa had a very good year in terms of sales and Costco, no matter the tough comparatives, had, again, a very good performance over the year posting a strong single digit growth. We partially attribute the weak performance in Comercial Mexicana stores to the fact that it is the format with the highest participation in the most economy depressed geographic areas of the country.

This quarter we bid and won an important voucher contract with the City Council of Mexico. This contract accounted approximately for 140 million dollars and benefited around 300,000 local employees. As it is publicly known, in order to win this contract we offered a substantial discount. The logic behind this aggressive proposal was basically customers recovery. It was extremely important for us to attract all those customers lost during the change to our new commercial strategy. The possibility to show them that we are an excellent option in prices, product assortment and customer service resulted very appealing for us to leave.

At the end of the season 55% of vouchers were redeemed in our stores.

Financial Performance

Regarding the income statement, net sales decreased 8.3% from $34,947.6 million during 2001 compared to $32,053.3 million for the same period in 2002.

During the fourth individual quarter net sales decreased 5.2% from $9,315.0 million in 2001 to $8,834.6 million in 2002.

Gross profit decreased 5.4%, from $6,648.1 million in 2001 to $6,287.4 million in 2002, presenting 60 basis points increase in the gross margin to conclude with 19.6% in 2002. This improvement has resulted mainly from an efficiently managed change in the commercial strategy that we conducted during the year.

Gross profit for the fourth individual quarter decreased 4.1% from $1,754.1 million in 2001 to $1,681.7 million in 2002, representing 18.8% and 19.0% margins from 2001 and 2002 respectively. This means that we improved 20 basis points this concept during the last individual quarter despite of the discount offered on the food voucher program.

Operating expenses decreased 3.5% from $5,561.9 million during 2001 to $5,367.6 million for the same period in 2002, representing 83 basis points increase of net sales percentage in 2002 with respect to 2001.

Operating expenses for the fourth individual quarter decreased 4.6% from $1,442.0 million in 2001 to $1,375.0 million in 2002 representing 15.5% and 15.6% margins from 2001 and 2002 respectively.

During the whole year we reduced expenses in approximately $195 million pesos from 2001 to 2002. Unfortunately, the operating expenses as a percentage of sales increased as a consequence of the drop in sales resulting in the impossibility to have a better expense absorption for the year.

In 2002 approximately 19.0% of the work force was reduced in the company at corporate level.

As a result, the operating profit decreased 15.3% from cumulative $1,086.2 million in 2001 to $919.8 million for the same period in 2002, representing 3.1% and 2.9% of net sales for 2001 and 2002 respectively.

For the fourth individual quarter the operating profit decreased 1.7% from $312.1 million in 2001 to $306.7 million in 2002, representing operative margins of 3.4% and 3.5% for 2001 and 2002 respectively.

EBITDA decreased 9.1% from $1,808.3 million during 2001 to $1,644.6 million for 2002. During the fourth individual quarter EBITDA decreased 2.8% from $500.6 in 2001 to $486.7 in 2002.

The results for the fourth individual quarter posted an improvement in operative and EBITDA results. This change in the negative trend shown during the last months helps us to improve the results for the whole year.

With respect to integral cost of financing it is worth mentioning the following:

During 2002 interest expense decreased 23.9% from $313.8 million in 2001 to $238.9 million in 2002. Interest expense during the fourth individual quarter decreased 34.6% from $112.0 million in 2001 to $73.3 million in 2002.

Interest income during 2002 increased 9.5% from $58.7 million in 2001 to $64.3 million in 2002. The fourth individual quarter shows 308.6% increase from $7.8 million in 2001 to $31.9 million in 2002.

Foreign exchange results presented a change of 1,024.0% from $23.6 million gain during 2001 to $218.4 million loss in 2002, as a result of 13.5% devaluation from one year to other. For the individual quarter changed from $ 41.9 million gain to $ 36.8 million loss in 2001 and 2002 respectively.

Monetary position results increased 26.3% from $241.9 million during 2001 to $305.6 in 2002. During the fourth individual quarter monetary position results increased 51.9% from $65.9 million in 2001 to $100.1 million in 2002.

Other financial operations reflects a goodwill recognition originated from the purchase of real state companies to increase our land reserve during this year.

As a result, integral cost of financing changed 934.6% during 2002 from $10.5 million profit in 2001 to $87.5 million loss in 2002. The fourth individual quarter increased 520.9% from $3.5 million profit in 2001 to $21.9 million profit in 2002.

Provision for deferred taxes in cumulative terms is reflecting a big swing from a debit of $224.9 million pesos at the end of 2001 to a credit of $58.2 million pesos at the end of year 2002. This result is basically because of the reduction on the tax rate from 35% to 32% and the gain from monetary position related to this specific concept.

Due to above-mentioned net profit decreased 1.7% from $802.5 million in 2001 to $788.8 million in 2002. Net profit expressed as net sales percentage was 2.3% and 2.5% during 2001 and 2002 respectively. For the fourth individual quarter, net income increased 65.3% from $296.8 million in 2001 to $490.6 million in 2002, representing 3.2% and 5.6% as a percentage of sales in 2001 and 2002.

Stockholder s equity increased 1.4% from $11,356 million in 2001 to $11,516 million in 2002.

Working capital, represented by the difference in turnovers between inventory and suppliers, improved 8 days which represents a much better ratio by all means.

We would like to mention our investments of $ 742 million pesos during the year. We opened five California Restaurants in Puebla, Cuautla, Acapulco and two in the Metropolitan area; one Costco membership warehouse in Celaya, one Bodega store in Aguascalientes and one Mega in Celaya. Additionally one Comercial Mexicana was converted into Mega and one Bodega into Comercial Mexicana. We remodeled ten Comercial Mexicana stores and have acquired very important pieces of land increasing our land reserve.

In other topics:

Distribution Center

Construction will be ready by May this year. From May to June we will fully equip the facility and then, we will start operations during the second semester of this year. Meanwhile, we are now running testing operations with three major companies in one of our current distribution centers. The objective is to initiate the learning process even before the conclusion of the premise in order to anticipate and correct in advance possible deviations.

Credit Systems

At the end of the year, during the Christmas season, we offered our 13th months interest free promotion by paying with credit cards. This program is now a very popular credit alternative among our customers. During December, sales were boosted in the big-ticket item and clothing departments as a consequence of the combination of the voucher program and this credit promotion.

During year 2002, we took the necessary steps to improve our commercial and financial performance. We conducted deep structural changes in our organization in order to face with new and renovated people a more intense and fierce competitive market and finally, we are now better prepared to start delivering good results during this year.

Yours truly,

Francisco Martínez de la Vega
CFO

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
GEOGRAPHIC DISTRIBUTION AS OF DECEMBER 31, 2002
ZONE	C.M.	BOD. C.M.	MEGA	SUMESA	COSTCO	TOTAL STORES	REST. CALIF.	SQ. FT.	AREA %

Metropolitan Zone
	19	25	14	15	5	78	30	445,205	40%

Center
Aguascalientes	1	2			1	4		28,394
Celaya	1		1		1	3	1	23,935
Cuautla	1					1	1	8,100
Cuernavaca	3		1	2		6	2	32,947
Guadalajara	3	1	1		1	6		42,100
Guanajuato	1					1		3,964
Irapuato	1					1	1	9,280
Leon	2		1		1	4	1	31,979
Manzanillo	1					1		4,016
Michoacan, Zam.	1					1		4,143
Morelia	3				1	4	2	27,021
Pachuca	1		1			2		13,195
Pto.Vallarta	1		1			2	1	11,336
Puebla	2	1	2		1	6	3	55,274
Queretaro	3	1	1		1	6	2	50,254
Salamanca	1					1		7,709
San Luis Potosi	2	1	1		1	5	1	41,651
Toluca	1	1				2	2	16,523
Uruapan	1					1		3,999
Total	30	7	10	2	8	57	17	415,820	37%

Northwest
Culiacan	1					1		9,305
Mazatlan			1			1		8,636
Mexicali	1				1	2		15,860
Tijuana	7				1	8	2	60,172
Hermosillo					1	1		9,412
Total	9	0	1	0	3	13	2	103,385	9%

Northeast
Tampico	2		1			3		19,078
Monterrey					1	1		12,200
Total	2	0	1	0	1	4	0	31,278	3%

Southeast
Cancun	3				1	4	2	28,118
Jalapa			1		1	2	1	19,295
Veracruz	1	1				2		12,232
Merida	1				1	2	1	17,131
Total	5	1	1	0	3	10	4	76,776	7%

Southwest
Acapulco	4	1			1	6	2	37,669
Chilpancingo	1					1		6,683
Zihuatanejo	1					1		7,109
Total	6	1	0	0	1	8	2	51,461	5%

TOTAL UNITS	71	34	27	17	21	170	55
TOTAL AREA	4,796,986	1,969,621	2,874,672	162,815	2,293,712		12,293*	12,097,820	100%
% TOTAL AREA	39.65%	16.28%	23.76%	1.35%	18.96%			100.00%
M2	445,655.00	182,984.00	267,066.00	15,126.00	213,093.00			1,123,925
*Seats

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
BALANCE SHEET
	2002-IV	2001-IV	Var.
Total Assets	22,310,084	22,385,052	(0.3%)
Current Assets	6,505,971	6,471,831	0.5%
Temporary investments	851,357	1,252,769	(32.0%)
Trade acount receivable, net	321,705	360,530	(10.8%)
Other accounts and notes receivable	1,398,144	665,275	110.2%
Inventories	3,901,808	4,087,976	(4.6%)
Prepaid and other assets	32,957	105,281	(68.7%)
Long Term	115,145	-	100.0%
Accounts and documents receivable,net	-	-	0.0%
Investment in shares of subsidiaries and non-consolidated associated	-	-	0.0%
Other investments	115,145	-	100.0%
Property Plant and Equipment	15,334,079	15,389,003	(0.4%)
Property	15,677,086	15,423,427	1.6%
Machinery and Industrial equipment, net	-	-	0.0%
Other equipment	4,686,197	4,714,864	(0.6%)
Accumulated depreciation	5,107,698	4,887,247	4.5%
Construction in progress	78,494	137,959	(43.1%)
Deferred Assets, net	-	158,214	(100.0%)
Other Assets	354,889	366,004	(3.0%)
TOTAL LIABILITIES	10,621,575	10,941,681	(2.9%)
Current Liabilities	6,592,732	6,278,822	5.0%
Suppliers	5,649,675	5,379,934	5.0%
Bank Loans	157,900	9,404	1579.1%
Stock Market Loans	-	-	0.0%
Taxes to be paid	216,244	169,618	27.5%
Other	568,913	719,866	(21.0%)
Long Term Liabilities	1,769,756	1,849,631	(4.3%)
Bank Loans	311,850	290,464	7.4%
Stock Market Loans	1,457,906	1,559,167	(6.5%)
Other Loans	-	-	0.0%
Deffered Loans	2,149,186	2,690,414	(20.1%)
Other Liabilitites	109,901	122,814	(10.5%)
Consolidated Stock Holders s Equity	11,688,509	11,443,371	2.1%
Minority Interest	84,913	87,860	(3.4%)
Majority Stock Holders s Equity	11,603,596	11,355,511	2.2%
Contribuited Capital	7,890,303	7,887,986	0.0%
Capital Stock (nominal)	1,737,600	1,737,600	0.0%
Restatement of Paid in Capital Stock	5,226,107	5,226,107	0.0%
Paid in Capital	926,596	924,279	0.3%
Contributions for Future Capital Increase	-	-	0.0%
Capital Increase (Decrease)	3,713,293	3,467,525	7.1%
Retained Earnings and Legal Reserve	5,427,916	5,282,463	2.8%
Reserve for repurchase of units	1,009,640	510,065	97.9%
Results from holding Nonmonetary Assets	(3,513,079)	(3,127,530)	12.3%
Net income	788,816	802,527	(1.7%)
Figures in thousands pesos as of Dec.31, 2002

CONTROLADORA COMERCIAL MEXICANA
INDIVIDUAL RESULTS
	2002-IV	%	2001-IV	%	VAR %
Net Sales	8,834,637	100.0%	9,314,955	100.0%	(5.2%)
Cost of Sales	7,152,912	81.0%	7,560,873	81.2%	(5.4%)
Gross Income	1,681,725	19.0%	1,754,082	18.8%	(4.1%)
Operating Expenses	1,375,037	15.6%	1,441,989	15.5%	(4.6%)
Operating Income	306,688	3.5%	312,093	3.4%	(1.7%)
Integral Results of Financing	(21,936)	(0.2%)	(3,533)	(0.0%)	520.9%
Interest Expense	65,072	0.7%	70,053	0.8%	(7.1%)
Hedge profits	(21,158)	(0.2%)	41,991	0.5%	150.4%
Loss in Bond repurchase	8,199	0.1%	-	0.0%	100.0%
Interest Income	(10,771)	(0.1%)	(7,815)	(0.1%)	37.8%
Foreign Exchange Loss	35,330	0.4%	(49,502)	(0.5%)	(171.4%)
Restatement of UDIs	1,469	0.0%	7,607	0.1%	(80.7%)
Gain from Monetary Position	(100,077)	(1.1%)	(65,867)	(0.7%)	51.9%
Other Financial Operations	(81,624)	(0.9%)	58,204	0.6%	240.2%
Earnings Before Tax & Profit Sharing	410,248	4.6%	257,422	2.8%	59.4%
Tax Provision and Employee Profit Sharing	(15,779)	(0.2%)	(65,418)	(0.7%)	(75.9%)
Deferred Taxes	(64,220)	(0.7%)	24,272	0.3%	(364.6%)
Minority Interest	(308)	(0.0%)	1,756	0.0%	(117.5%)
Net Earnings	490,555	5.6%	296,812	3.2%	65.3%
Depreciation & Amortization	180,038	2.0%	188,554	2.0%	(4.5%)
Ebitda	486,726	5.5%	500,647	5.4%	(2.8%)
Figures in thousands pesos as of Dec. 31,2002

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
ACUMULATED RESULTS

Net Sales	2002-IV	%	2001-IV	%	var.
Cost of Sales	32,053,311	100.0%	34,947,594	100.0%	(8.3%)
Gross Income	25,765,913	80.4%	28,299,464	81.0%	(9.0%)
Operating Expenses	6,287,398	19.6%	6,648,130	19.0%	(5.4%)
Operating Income	5,367,599	16.7%	5,561,911	15.9%	(3.5%)
Integral Results of Financing	919,799	2.9%	1,086,219	3.1%	(15.3%)
Interest Expense	87,482	0.3%	(10,482)	(0.0%)	(934.6%)
Hedge profits	230,713	0.7%	271,758	0.8%	(15.1%)
Loss in Bond repurchase	(21,158)	(0.1%)	41,991	0.1%	150.4%
Interest Income	8,199	0.0%	-	0.0%	100.0%
Foreign Exchange (Gain) Loss	(43,139)	(0.1%)	(58,712)	(0.2%)	(26.5%)
Restatement of UDIs	189,002	0.6%	(53,579)	(0.2%)	(452.8%)
Gain from Monetary Position	29,440	0.1%	29,938	0.1%	(1.7%)
Other Financial Operations	(305,575)	(1.0%)	(241,878)	(0.7%)	26.3%
Earnings Before Tax & Profit Sharing	(36,747)	(0.1%)	18,622	0.1%	(297.3%)
Tax Provision	869,064	2.7%	1,078,079	3.1%	(19.4%)
Deferred Taxes	131,412	0.4%	41,819	0.1%	214.2%
Minority Interest	(58,228)	(0.2%)	224,942	0.6%	(125.9%)
Net Earnings	7,064	0.0%	8,791	0.0%	(19.6%)
Depreciation & Amortization	788,816	2.5%	802,527	2.3%	(1.7%)
Ebitda	724,769	2.3%	722,096	2.1%	0.4%
Figures in thousands pesos as of Dec.31, 2002

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
	2002-IV	2001-IV	Var.
Consolidated Net Income	795,880	811,318	(1.9%)
+ (-) Items Added to Income Which do not Require use of cash	170,628	958,825	(82.2%)
Cash flow form Net Income of the Year	966,508	1,770,143	(45.4%)
Cash Flow from Change in Working Capital	(642,665)	(996,956)	(35.5%)
Cash Generated (Used) in Operating Activities	323,843	773,187	(58.1%)
Cash Flow form External Financing	68,621	(49,832)	(237.7%)
Cash Flow from Internal Financing	(165,194)	(28,788)	473.8%
Cash Flow Generated(Used)by Financing Activities	(96,573)	(78,620)	22.8%
Cash Flow Generated (Used)in Investment Activities	(628,682)	(856,501)	(26.6%)
Net Increase(Decrease)in Cash and Shorts-Term Investments	(401,412)	(161,934)	147.9%
Cash and Short Term Investment at the Beginning of Period	1,252,769	1,414,703	(11.4%)
Cash and Short Term Investment at the End of Period	851,357	1,252,769	(32.0%)

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
OTHER DATA
	2002-IV	2001-IV	var.
Working Capital	(86,761)	193,009	(145.0%)
Pension Fund and Seniority Premiums	32,198	28,897	11.4%
Executives*	326	405	(19.5%)
Employers*	32,308	31,254	3.4%
Workers*	359	296	21.3%
Circulation Shares*	1,083,524,271	1,084,257,471	(0.1%)
Repurchased Shares*	2,475,729	1,754,529	41.1%
* Numbers in units